Exhibit 10.1

January 6, 2025

To:

Mr. Ron Stern

Re: Directorship Agreement

Dear Mr. Stern,

Pursuant to our discussions, Ondas Holdings (the “Company”), wishes to formalize your engagement by the Company and the terms thereof in accordance with the provisions of this letter agreement (the “Agreement”).

1. Duties; Insurance and Indemnification.

1.1. Commencing from January 7, 2025 (the “Effective Date”), you will serve as a director of the board of directors of the Company (the “Board”), with the intention to appoint you as Vice Chairman of the Board and as a special strategic advisor to the Company once the Company shall consummate the next Qualified Event, as defined below, subject to your confirmation that no conflict shall exist at the relevant time, with your current engagement with your current employer (of which you informed the Company). You acknowledge and agree that your responsibilities pursuant to this Agreement shall include the following: (i) attend and participate as a Board member in Board meetings, and attend and participate in other meetings ad-hoc as requested by the Chairman, which may require your participation as an expert in the industry in which the Company operates; and following your appointment as Vice Chairman: (ii) advise the Company, primarily by being available to the officers and other management of the Company, with respect to various strategic matters within your field of expertise; and (iii) assist the Company through your network of contacts in the industry (the “Advisory Services”). In addition, commencing from the Effective Date you will server as a director of the Company’s Israeli subsidiary, Airobotics Ltd., although you may resign from such position at any time during the term with no implications on your remuneration hereunder.

1.2. Commencing as of the Effective Date, the Company shall enter with you in a customary directors’ indemnification agreement in such form similar to the form executed with other members of the Board, and you shall be covered by the Company’s directors & officers insurance policy.

2. Scope of Service. Following your appointment as Vice Chairman, you shall devote approximately 20% of your business time for the provision of the Advisory Services.

3. Compensation. As full and complete compensation for the Advisory Services pursuant to this Agreement:

3.1. Retainer. You shall be entitled to a fixed cash retainer commencing from the Effective Date in the amount of (i) US$15,000 plus VAT if applicable per month for as long as you are a director and not Vice Chairman, and (ii) US$24,000 plus VAT if applicable per month during the period you will serve as the Vice Chairman, in consideration for the Advisory Services; payable on a monthly basis within 5 days of the expiration of each calendar month. Additionally, the Company shall reimburse you for out-of-pocket expenses incurred by you in the provisions of the Advisory Services, according to the Company’s policy from time to time. All payments shall be made against a lawful invoice to be provided by you to the Company, accompanied by appropriate receipts.

3.2. Bonus. In addition, you shall be entitled to a US$500,000 cash bonus plus VAT if applicable upon and subject to the consummation of a Qualified Event. For the purposes hereof, a “Qualified Event” shall mean the earlier to occur following the Effective Date of: (i) consummation of an equity, convertible debt and/or debt rounds of financing comprising jointly at least US$25,000,000, or (ii) consummation of the first acquisition transaction entered by the Company or any wholly owned or controlled subsidiary thereof (including without limitation, is made through a merger, exchange of shares, for cash, or any combination of the foregoing) (each such transaction, an “Acquisition Transaction”). You will also be entitled to an additional bonus of US$250,000 plus VAT if applicable for each additional Acquisition Transaction in which you took an active role.

3.3. Signing Bonus. You will be entitled to a one-time signing bonus of US$100,000 plus VAT if applicable upon the execution of this Agreement.

3.4. Incentive Options.

3.4.1.	Options. As soon as practicable following the Effective Date (subject to the provisions of Section 3.4.2) and subject to the provisions of this Section 3.4 below, you shall be granted by the Company options to purchase such number of shares of Common Stock of the Company constituting three percent (3%) of the outstanding share capital of the Company as of the date of this Agreement (the “Options).

3.4.2.	Options Tax Treatment. The Options will be granted to you by the Company in your capacity as a director and as options qualifying for the capital track special tax treatment within the meaning of Section 102(b)(2) of the Israeli Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder. If not existing as of the Effective Date, the Company shall adopt, as soon as practicable following the date of this Agreement, and in any event within 14 days from the date hereof, an addendum to its existing equity incentive plan in order to allow for the Options to be treated under such tax treatment and comply with the provisions of the Israeli applicable tax rules and regulations in this respect (including without limitation, act in order to obtain all corporate approvals) (the “Addendum”), and shall file such Addendum with the Israeli tax authorities promptly following the adoption thereof. As soon as practicable following the approval or deemed approval by the Israeli tax authorities of the said Addendum to incentive plan, if not already existing, the Company’s Board of Directors shall approve the execution of an appropriate options award or agreement and actual issuance of the Options to you pursuant to and in accordance with the provisions hereof.

3.4.3.	Exercise Price. The exercise price of each Options shall be the closing price of the Common Stock on the stock exchange on the trading day prior to the Effective Date, or, if the Addendum does not currently exist, prior to the actual issuance of the Options in accordance with the provisions of Section 3.4.2 above.

3.4.4.	Vesting and Term. The Options shall vest as follows: (i) 66.67% of the Options shall vest upon the earlier of (X) on a quarterly basis over a two (2) year period following the Effective Date, and (Y) the expiration of a 30-day period in which the average price per share of the Company in the applicable stock exchange is US$5 or more per share (the “Valuation Milestone”), and (ii) 33.33% of the Options shall vest in full upon the Company achieving the Valuation Milestone. For the avoidance of doubt, if the Valuation Milestone shall occur prior to the actual issuance of the Options, they shall be fully vested upon the issuance thereof (and the same shall apply to such portion of the Options which was already vested in accordance with clause (i)(X) hereof, if applicable). In addition, all of your Options shall become fully vested and exercisable upon the consummation by the Company of a “Change of Control” event, or any similar term as defined in the Company’s existing equity incentive plan. The vesting and exercisability of the Options shall be subject to your continuing service as a director or advisor of the Company or any of its subsidiaries at all times during the period beginning with the granting of the Options and ending upon the date of exercise, provided however, you will be able to exercise any vested Options during a 24-month period following termination of your service without Cause (provided such 24-month period does not exceed the term of the Options). The term of the Options shall end on the five (5) year anniversary of the issuance date of such Options.

3.4.5.	General Conditions. The grant of the Options and/or their exercise into shares of Common Stock of the Company shall be subject to (i) the terms hereof; and (ii) the execution by you of all documentation required from you for this purpose, including option grant agreement in compliance with the provisions hereof.

3.5. Payments; Tax and Liabilities. At your request, the Company shall direct any cash payments due to you as described under this Section 3 above to your controlled entity, Value Israel Ltd. or alternatively pursuant to a director slip and not against invoice. Additionally, at your request, part of the cash retainer referred to under Section 3.1 above shall be paid directly by Airobotics Ltd. Any and all taxes and liabilities applicable from time to time in connection with the payments and benefits hereunder, including the Options and/or any other payment or benefit which you (or your company) may be entitled to under this Agreement, will be borne solely by you and/or your applicable company, and the Company or Airobotics, as applicable, shall be entitled to make mandatory withholding deductions according to applicable law, if applicable.

4. Confidentiality and Nondisclosure.

4.1. Unless otherwise agreed to in writing by the Company, you agree that during the term of this Agreement and thereafter, you shall not: (i) divulge or communicate to any person, including by way of publication; (ii) use for your own purposes or for any purposes other than those of the Company; or (iii) through any failure to exercise due care and diligence, cause any unauthorized disclosure of any Confidential Information (as defined below). These restrictions shall not apply to information that: (i) was lawfully known to you before the receipt thereof; (ii) is learned by you from a third party that is entitled to disclose same; (iii) becomes publicly known other than through your actions; or (iv) is required by law or court order to be disclosed.

4.2. “Confidential Information” means all information which is identified or treated by the Company as confidential including (without prejudice to the foregoing generality) any business plans, proposals relating to the acquisition or disposal of a company or business or proposed expansion or contraction of activities, maturing new business opportunities, research and development projects, designs, secret processes, trade secrets, algorithms, source codes, mask works, product or services development and formulae, know-how, inventions, sales statistics and forecasts, marketing strategies and plans, costs, profit and loss and other financial information (save to the extent published in audited accounts), prices and discount structures. Confidential Information shall also include any information received by the Company under confidentiality obligations of the Company towards such third party.

4.3. Promptly upon expiry or termination of your engagement with the Company, or upon written request of the Company, you will cease to make any further use and return to the Company any of the Company’s Confidential Information in your possession including all copies thereof.

5. Disclosure and Assignment of Inventions.

5.1. It is anticipated that as part of the provisions of the Advisory Services hereunder, you are not expected to create any Inventions (as defined below). Notwithstanding the foregoing, you agree that in the event of creation of such Inventions, the provisions below shall apply.

5.2. You undertake and covenant that you will promptly disclose in confidence to the Company all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secrets relating to the Company business, whether or not patentable, copyrightable or protectable as trade secrets, that are made or conceived or first reduced to practice or created by you, either alone or jointly with others, during the period of your engagement with the Company hereunder and in connection with the provision of the Advisory Services hereunder (the “Inventions”).

5.3. You agree that all Inventions are hereby assigned to the Company and shall be the Company’s sole and complete property, and that the consideration granted to you under this Agreement is sufficient consideration for, inter alia, your obligations pursuant to this Section 5.

6. Non-Compete; No Conflict.

6.1. You agree that for as long as this Agreement is in force, you shall not take part in any activity which may directly compete with the Company or its business, throughout the country or abroad, in the field of defense and HLS autonomous drone systems, including without limitation, as an employee, consultant, advisor, contractor, service provider, shareholder, partner, manager of any entity or person etc., however excluding the holdings of up to 3% of shares in any corporation whose shares are publicly traded and any existing portfolio companies of your current employer.

6.2. The Company agrees that for as long as this Agreement is in force, you will be free to accept other engagements including as an advisor and/or director provided that: (i) they do not create a conflict with and potentially cause damage to the interests of the Company, and (ii) they do not restrict you from devoting the necessary time and attention to properly perform the Advisory Services under this Agreement. In the event that you become aware of any potential conflicts of interest, you shall refrain from any action that may cause damage to the Company, and these must be disclosed to the Board, in writing, as soon as possible.

7. Termination. Each of the parties may terminate this Agreement by sending the other a prior written notice of at least 90 days. The provisions of Sections 3, 4, 5, 6 and 8 shall survive the termination or expiration of this Agreement in accordance with their respective terms. If this Agreement is terminated, you will tender your resignation as a director of the Company and Airobotics Ltd. effective as of such termination date.

8. General Conditions.

8.1. You represent that there is no contractual or other legal restriction preventing or limiting you from entering into this Agreement or performing any of your obligations hereunder, and no third party consent is required for you to enter into this Agreement and provide the Advisory Services.

8.2. You acknowledge that the Advisory Services are being provided by you as an independent contractor of the Company, and there shall be no employment relationship between you on the one hand, and the Company on the other hand.

8.3. This Agreement represents the entire agreement of the parties, and shall supersede any and all previous contracts, arrangements or understandings between the parties hereto, with respect to the subject matter hereof. This Agreement shall not be modified, amended or terminated except with the written consent of all parties.

8.4. All notices made under this Agreement shall be made in writing to the following addresses:

	Ondas Holdings Inc.	Ron Stern

Mailing Address:	One Marina Park Drive Suite 1410 Boston, MA 02210	[ ]
Attention:	Eric Brock, Chief Executive Officer
E-mail:	[ ]	[ ]

8.5. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

[signatures page follows]

Sincerely,

/s/ Eric Brock
Eric Brock
Chairman and Chief Executive Officer

ACKNOWLEDGED, ACCEPTED AND AGREED:

/s/ Ron Stern
Ron Stern